ST. LOUIS ARNOLD 2022 POPLAR BLUFF 1887 NEW NEW TERRITORIES. INNOVATIONS. SAME GREAT TEAM. 2022 ANNUAL REPORT

Financial Summary

	2022	2021	CHANGE (%)
EARNINGS (dollars in thousands)			
Net interest income	$ 103,567	$ 92,686	11.7
Provision for credit losses	1,487	(1,024)	N/A
Noninterest income	21,203	20,042	5.8
Noninterest expense	63,379	54,047	17.3
Income taxes	12,735	12,525	1.7
Net income	47,169	47,180	0.0
PER COMMON SHARE			
Net income:			
Basic	$ 5.22	$ 5.22	0.0
Diluted	5.21	5.22	-0.2
Closing market price	45.26	44.96	0.7
Cash dividends declared	0.80	0.62	29.0
AT YEAR-END (dollars in thousands)			
Total assets	$ 3,214,782	$2,700,530	19.0
Loans, net of allowance	2,686,198	2,200,244	22.1
Reserves as a percent of nonperforming loans	806 %	566 %	
Deposits	$ 2,815,075	$2,330,803	20.8
Stockholder's equity	320,772	283,423	13.2
FINANCIAL RATIOS			
Return on average shareholder equity	15.44 %	17.69 %	
Return on average assets	1.59	1.79	
Net interest margin	3.72	3.77	
Efficiency ratio	50.80	47.98	
Allowance for credit losses to loans	1.22	1.49	
Equity to average assets at year-end	10.82	10.77	
OTHER DATA(1)			
Common shares outstanding	9,227,111	8,905,198	
Common shares outstanding for book value calculation(2)	9,187,881	8,873,353	
Average common and dilutive shares outstanding	9,011,145	9,010,737	
Common stockholders record	287	251	
Full-time equivalent employees	535	481	
Assets per employee (in thousands)	$ 6,009	$ 5,614	
Banking offices	51	49	



$2.39
$3.14
$2.99
$5.22
$5.21
2018
2019
2020
2021
2021
DILUTED EARNINGS PER SHARE



$0.44
$0.52
$0.60
$0.62
$0.80
2018
2019
2020
2021
2022
CASH DIVIDENDS PER SHARE



$22.38
$25.74
$28.39
$31.94
$34.91
2018
2019
2020
2021
2022
BOOK VALUE PER SHARE

(1) Other data is as of year-end, except for average shares.

(2) Excludes unvested restricted stock award shares.

DEAR SHAREHOLDER,

In fiscal 2022, Southern Missouri Bancorp continued to grow, entered a new metro market via merger; reported strong organic growth; maintained credit quality; and delivered excellent earnings and shareholder value. Our team continues to impress, meeting every challenge we put in front of them to serve our customers in new and innovative ways, execute on mergers, and grow our core business.

Southern Missouri Bancorp, Inc. (the "Company" or "SMBC"), reported net income of $47.2 million for fiscal 2022, roughly unchanged from fiscal 2021, and representing earnings per fully-diluted share of $5.21, similar to $5.22 in the prior fiscal year. Net interest income was higher on increased average earning assets and a stable net interest margin, along with increased noninterest income, offset by an increase in noninterest expense and a swing to a charge for provisioning for credit losses, as compared to a recovery in the prior fiscal year. Our return on average common equity was 15.4%, and our return on average assets was 1.59% for fiscal 2022, as compared to 17.7% and 1.79%, respectively, for fiscal 2021.

RETURN ON COMMON EQUITY DECLINED ON HIGHER NONINTEREST EXPENSES AND PROVISIONING, BUT REMAINS ABOVE PEERS.

Peer[1] banks' figures are based on their twelve months ended December 31, 2021.



Return on Average Common Equity
17.7%
15.4%
13.1%
11.3%
11.1%
10.9%
10.7%
11.2%
9.9%
8.6%
Dec. 2017
June 2018
Dec. 2018
June 2019
Dec. 2019
June 2020
Dec. 2020
June 2021
Dec. 2021
June 2022
SMBC
peer

The Company reported strong asset growth of $514.3 million. Net loan growth was $486.0 million, and would have been higher but for Paycheck Protection Program (PPP) loan reductions of $59.9 million. Loan growth was boosted by the merger of Fortune Financial Corporation and its subsidiary, FortuneBank (collectively, "Fortune"), which added $202.1 million in loans at fair value as of the February merger date. Inclusive of the merger, the loan portfolio showed fiscal year-to-date increases in commercial and residential real estate loans, along with modest contributions from commercial and consumer loans. Commercial real estate growth resulted from loans secured by both nonresidential properties and farmland, while residential balances grew in both single- and multi-family lending.

Deposit growth was strong also, with Fortune contributing $218.3 million at the merger date. Additionally, in December 2021, the Company acquired the former Cairo, Illinois, location of another financial institution, and its related deposits totaling $28.5 million. Total deposit growth of $484.3 million reflected an increase in interest-bearing and non-interest bearing transaction accounts, certificates of deposit, money market deposit accounts, and savings accounts. The increase was inclusive of a $146.8 million increase in public unit funds, and net of a $2.2 million decrease in brokered deposits.

---

[1] Peer data is based on the median year-end figures (December) reported by S&P Global Market Intelligence for publicly-traded commercial banks and thrifts with assets of $1 billion to $3 billion as of December 31, 2020, headquartered in Missouri, Arkansas, Illinois, Iowa, Kansas, Kentucky, Nebraska, Oklahoma, and Tennessee. SMBC data is as of fiscal year-end (June).

LONG-TERM GROWTH IN LOANS, DEPOSITS, AND TOTAL ASSETS
Loan and deposit growth continue to be robust.
Total Assets
(Dollars in millions)
$1,886
$2,214
$2,542
$2,701
$3,215
2018
2019
2020
2021
2022
Total Loans
net of allowance for loan losses
(Dollars in millions)
$1,563
$1,846
$2,142
$2,200
$2,686
2018
2019
2020
2021
2022
Total Deposits
(Dollars in millions)
$1,580
$1,894
$2,185
$2,331
$2,815
2018
2019
2020
2021
2022

Our provision for credit losses (PCL) was $1.5 million in fiscal 2022, as compared to a negative provision (recovery) of $1.0 million in fiscal 2021. Increased provisioning was attributable primarily to the Fortune merger, which resulted in a PCL addition of $2.0 million for loan balances and off-balance sheet credit exposure at the time of the merger. The Company assessed that the economic outlook had modestly improved from a year earlier through June 30, 2022, although there remained significant uncertainty as economic activity recovers from the COVID-19 pandemic and the Federal Reserve withdraws accommodative monetary policy that was put into effect to respond to the pandemic and its economic impact.

The Company reported nonperforming assets (NPAs) of $6.3 million, or 0.20% of total assets, at June 30, 2022, as compared to $8.1 million, or 0.30% of total assets, at the previous fiscal year end. Nonperforming loans (NPLs) were 0.15% of gross loans at June 30, 2022, as compared to 0.26%, at the prior fiscal year end. The Company's legacy NPAs and NPLs were reduced, partially offset by a modest amount of NPAs and NPLs acquired in the Fortune merger. Net charge-offs for fiscal 2022 remained at historic lows, coming in at less than one basis point as a percentage of average loans outstanding, down from 0.03% in fiscal 2021.



PROBLEM ASSET LEVELS IMPROVED
Nonperforming asset levels decreased further as industry asset quality remained pristine.
Non-performing Assets Ratio
1.12%
0.66%
0.69%
0.56%
0.50%
0.44%
0.38%
0.30%
0.28%
0.20%
Dec. 2017
June 2018
Dec. 2018
June 2019
Dec. 2019
June 2020
Dec. 2020
June 2021
Dec. 2021
June 2022
SMBC
peer

Net interest income was up 11.7%, as our average earning asset balances increased by 13.1%, while net interest margin decreased from 3.77% in fiscal 2021 to 3.72% in fiscal 2022. Average earning asset balance growth was due mostly to loan growth, including loan growth resulting from the Fortune merger, but average cash and investment securities balances increased more in percentage terms.

Our PPP loans were originated with relatively large origination fees based on the SBA's formula, which are recognized over the life of the loan. In fiscal 2021, we began receiving forgiveness payments on these loans, and accelerating the accretion of the income on related loans. Accelerated accretion increased interest income by $3.3 million in fiscal 2022, as compared to $3.4 million in fiscal 2021. This had the effect of increasing our net interest margin by 12 basis points in fiscal 2022, as compared to 14 basis points in fiscal 2021. Purchase accounting benefits realized on acquired loan and deposit portfolios were little changed. In total, these benefits increased net interest income (pre-tax) by $1.8 million in fiscal 2022, as compared to $1.9 million in fiscal 2021. These benefits contributed seven basis points to net interest margin in fiscal 2022, as compared to eight basis points in fiscal 2021.

Noninterest income increased 5.8% in fiscal year 2022, as deposit service charges recovered from a lower fiscal 2021, other loan fees increased, and other income, including wealth management and insurance agency commissions, improved on an unusually large annuity sale in the December quarter, followed by the Fortune merger.

Noninterest expense increased 17.3%, due to increased compensation expense, occupancy expenses, data processing expenses, and other expenses. Included in the increase was $1.4 million attributable to merger and acquisition activity. Compensation continues to be impacted by competition for team members, as well as by organizational growth. The Company's efficiency ratio was modestly deteriorated from the prior fiscal year, as expenses grew more quickly than net interest income and noninterest income.

EFFICIENCY COMPARES WELL TO PEERS

The Company's M&A activity contributed to modest deterioration, along with core compensation pressures.


Efficiency Ratio
61.8%
63.6%
64.3%
60.2%
61.6%
57.7%
55.9%
57.4%
48.0%
50.8%
Dec. 2017
June 2018
Dec. 2018
June 2019
Dec. 2019
June 2020
Dec. 2020
June 2021
Dec. 2021
June 2022
SMBC
peer

Book value per common share as of June 30, 2022, was $34.91, an increase of 9.3% from June 30, 2021. Tangible book value per common share, a non-GAAP measure, improved by 5.1%, to $31.05, at June 30, 2022, as we recorded intangibles resulting from merger and acquisition activity. Our closing stock price at June 30, 2022, was $45.26, an increase of 0.7% from a year earlier, as banking industry stocks slumped. Over that same period, the S&P Broad Market Index (BMI) for US Banks reported a decrease of 19.8%, while the S&P 500 decreased 11.9%. Our total shareholder return over the five years ended June 30, 2022, assuming dividends had been reinvested, has been 52.6%. Over that same time period, the S&P BMI for US Banks has returned 19.7%, and the S&P 500 has returned 70.9%.

Over the course of fiscal 2022, the Company's assets grew faster than our capital, attributable to the swing to a loss from a gain on our available-for-sale (AFS) securities portfolio, as market interest rates increased significantly in the second half of the fiscal year. Accumulated other comprehensive income or loss (AOCI), which primarily represents the unrealized gain or loss on AFS securities, net of tax, moved from a $2.9 million gain to a $17.5 million loss. This affected our book value per share, as well as our ratio of tangible common equity to tangible assets (TCE/

TA), which ended the year at 8.97%, down 82 basis points from 9.79% a year earlier. Intangibles created through merger and acquisition activity impacted this figure, as well. Our consolidated leverage ratio, which excludes the impact of AOCI, was down from 10.61% to 10.41% over the course of the fiscal year, while risk-weighted capital ratios were lower by 64 to 77 basis points, reflecting the shift in our assets from lower risk-weighted cash to higher risk-weighted loans. The Company was active in the repurchase of shares during the first and fourth quarters of the fiscal year, utilizing capital of $5.8 million to repurchase approximately 132,000 shares. Under the current repurchase plan, approximately 306,000 shares remain available for repurchase. Dividends paid during fiscal 2022 represented a 1.8% return on our closing stock price on the final day of the fiscal year, and a 1.6% return on our average closing stock price for fiscal 2022. In July 2022, the board approved an increase in our quarterly dividends per share to $0.21. We were very pleased in fiscal 2022 to add to our team of bankers and grow our footprint by entering Jefferson and St. Louis Counties in Missouri with the Fortune merger. We’re already seeing excellent opportunities for our deposit products and a larger capital base to access new funding and grow our lending activity in that market. We will continue to look for opportunities to grow through merger and acquisition in fiscal 2023, but also anticipate a strong year for organic loan growth. We expect funding that growth to be a significant challenge for our upcoming year, and we also expect pressure on our cost of funds and margin. An anticipated reduction in home purchases and refinancing activity is expected to limit our ability to continue growing noninterest income, and ongoing competition in finding new bankers to add to our team will likely result in additional compensation adjustments that exceed historical norms. To meet these challenges to our profitability, improved productivity will be a key goal, as we continue work to automate and streamline processes to help our talented team deliver high quality services and customer needs quickly and efficiently. As the Federal Reserve implements its new policy direction, attempting to reduce the inflation we’re currently experiencing, we may see an impact on the unusually strong credit environment the industry has enjoyed over the last few years. Our experienced credit team continues to closely monitor our portfolio to quickly intervene and address relationship weaknesses at the first sign of trouble. While our market areas continue to see individuals affected by COVID-19, there appears to be little current impact, other than periodic staffing difficulties, to business activity. Our board and leadership is appreciative of our team that has worked through this challenging period to meet the needs of our customers and grown our organization while creating shareholder value. During the fiscal year, Southern Missouri Bancorp was honored within the financial industry including being ranked #4 in the country by Bank Director in its 2022 list of “The Best U.S. Banks”. We appreciate our customers for allowing us the privilege of serving them and for their simple acts of responsibility and dedication as they continued doing business, going to work, raising their families, and serving their communities over these challenging years. And finally, we appreciate you, our shareholder, for your investment in our company and our communities. Sincerely, Greg Steffens Chairman of the Board and Chief Executive Officer Southern Missouri Bancorp, Inc.

PLEASE JOIN US at our 2022 Annual Meeting, where shareholders will hear management review this year’s performance in detail. ANNUAL MEETING Monday, October 31, 2022 at 9:00 AM to be held at our headquarters facility, located at: 2991 Oak Grove Road Poplar Bluff, Missouri

Directors GREG A. STEFFENS Chairman and CEO, Southern Missouri Bancorp, Inc. REBECCA M. BROOKS Financial Manager, McLane Transport DAVID J. TOOLEY Retired President and CEO, Metropolitan National Bank L. DOUGLAS BAGBY Vice-Chairman of the Board; Retired City Manager, City of Poplar Bluff CHARLES R. LOVE Certified Public Accountant, Kraft, Miles & Tatum TODD E. HENSLEY Investor/Former Chairman, Peoples Bank of the Ozarks SAMMY A. SCHALK President, Gamblin Lumber Company DENNIS C. ROBISON President, Robison Farms, Inc. DANIEL L. JONES Market Chairman, Southern Bank Former Founder, Chairman, and CEO, FortuneBank and Fortune Financial Corporation. Executive Officers GREG A. STEFFENS Chairman Chief Executive Officer MATTHEW T. FUNKE President Chief Administrative Officer KIMBERLY A. CAPPS Executive Vice President Chief Operations Officer LORA L. DAVES Executive Vice President Chief Financial Officer JUSTIN G. COX Executive Vice President Regional President MARK E. HECKER Executive Vice President Chief Credit Officer RICK A. WINDES Executive Vice President Chief Lending Officer BRETT A. DORTON Executive Vice President Chief Strategies Officer MARTIN J. WEISHAAR Executive Vice President Chief Legal Officer LANCE K. GREUNKE Executive Vice President Chief Risk Officer

Southern Missouri Bancorp, Inc. offers community banking services in Missouri, Arkansas, and Illinois through its single bank subsidiary, Southern Bank. Southern Bank is... ACCESSIBLE Southern Bank is always accessible through our branches, website, mobile applications, ATMs and ITMs. DYNAMIC We are charismatic and progressive. We grow and adapt to meet the ever-changing needs of our customers and communities. INNOVATIVE We are unconventional pioneers. We offer cutting edge products to help our customers put their hard-earned money to work. COMPETITIVE We are as ambitious and driven as the people we serve. We offer the same quality products of mega bank chains without losing personal service or outsourcing decisions. ROOTED Our culture is rooted in more than 130 years of impeccable customer service, superior products, and philanthropy. INVOLVED We believe that our personal investment in the lives of our customers and in the communities we serve is just as important as our financial investments. Southern Missouri Bancorp, Inc. 2991 Oak Grove Road | Poplar Bluff, Missouri 63901 (573) 778-1800 www.bankwithsouthern.com

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Investor Relations Contact Lorna Brannum bancorp@bankwithsouthern.com

Bank Director | Ranking Banking

The Best U.S. Banks

#4 OUT OF THE TOP 25 BANKS **NATIONWIDE** &

#3 Out of 119 banks with assets of **$1 BILLION UP TO $5 BILLION**

Ranked as the

BEST

SMALL BANK

IN MISSOURI

for the 2nd year.

NEWSWEEK, OCT. 2021

Forbes, June 2022

America's Best Banks

NO.1 IN MISSOURI

Raymond James Community Bankers Cup

SOUTHERN MISSOURI BANCORP, INC.
2991 Oak Grove Road
Poplar Bluff, Missouri 63901
(573) 778-1800